HellerEhrman

December 21, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding issue of US$600,000,000 principal amount notes and general disclosure under chapter 13 of the listing rules, dated December 8, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on December 9 2005; and

(2) The Company's announcement regarding change of company name, dated October 27, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on October 28, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\35SEC

South China Morning Post 9 December 2005

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ISSUE OF US$600,000,000 PRINCIPAL AMOUNT NOTES and GENERAL DISCLOSURE UNDER CHAPTER 13 OF THE LISTING RULES

This announcement is made in compliance with the disclosure requirements of Chapter 13 and in particular Rules 13.09 and 13.18 of the Listing Rules. Under Rule 13.18 of the Listing Rules amongst other things, a general disclosure obligation will arise where an issuer (or any of its subsidiaries) enters into a loan agreement that includes a condition imposing specific performance obligations on any controlling shareholder of the issuer and the breach of such obligation will cause a default in respect of loans that are significant to the operations of the issuer.

On 7th December, 2005, the Issuer, a wholly-owned subsidiary of the Parent Guarantor entered into the Purchase Agreement for the offer and sale of the Notes. Amongst other things, the Notes will indirectly impose specific performance obligations on the controlling shareholder of the Company. The Notes will be sold to Morgan Stanley and Merrill Lynch or investors selected by them.

Accordingly, the Company is under a general obligation to disclose the details of the Notes.

Trading in the shares of the Company on the Stock Exchange was suspended at the request of the Company from 9:30 a.m. on 8th December, 2005. Application has been made by the Company for resumption of trading in the shares of the Company on the Stock Exchange with effect from 9:30 a.m. on 9th December, 2005.

The directors of the Company make the following disclosure in compliance with Chapter 13 and in particular Rules 13.09 and 13.18 of the Listing Rules.

Issue of Notes

On 7th December, 2005, the Issuer entered into Purchase Agreement for the offer and sale and issue of the Notes in the principal amount of US$600,000,000. The fixed rate Notes due 2012 will bear interest at a rate of 9.875% per annum, payable semi-annually in arrears on 15th June and 15th December of each year, commencing 15th June, 2006. The floating rate Notes due 2010 will bear interest at six-month LIBOR plus 5%, which is reset semi-annually, payable semi-annually in arrears on 15th June and 15th December of each year, commencing 15th June, 2006.

The Notes have been rated B+ by S&P and B1 by Moody's and will be sold to Merrill Lynch and Morgan Stanley or investors selected by them. The Notes will be listed on the Singapore Exchange Securities Trading Limited.

The net proceeds from the issue of the Notes are intended to be used for the repayment of bank loans, for financing the construction and development of Galaxy Starworld and Galaxy Cotai Mega Resort, and for general corporate purposes.

Obligations

The Notes will be issued in a form common for debt securities. There will be events of default under the Notes that may lead to the Notes becoming immediately due and payable relating to acts or omissions of the Issuer and/or the Parent Guarantor, of the type commonly seen in debt securities of this nature.

In addition, not later than 30 days following a Change of Control Triggering Event, the Issuer or the Parent Guarantor must make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any. If the Permitted Holders beneficially own less than 35% of the total voting power of the voting stock of the Parent Guarantor and at the same time there is a Rating Decline, that will constitute one of the Change of Control Triggering Events and the failure by the Issuer or the Parent Guarantor to make or consummate an offer to purchase the Notes in a manner described under the Notes will be an event of default under the Notes.

In the event of a breach of the terms of the Notes or the occurrence of an event that will or may lead to mandatory prepayment or repurchase of them, the Company will comply with the general disclosure obligation under Chapter 13 of the Listing Rules.

Information for Shareholders

The Company has decided in future to publish on its website from time

"Issuer" — Galaxy Entertainment Finance Company Limited, an international business company incorporated in the British Virgin Islands with limited liability on 6th October, 2005 with registered number 679724 and wholly owned by the Parent Guarantor;

"LIBOR Rate" — the rate for deposits in United States dollars for a given six-month period determined in accordance with the terms of the Notes;

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange;

"Merrill Lynch" — Merrill Lynch (Singapore) Pte. Ltd.;

"Moody's" — Moody's Investors Service, Inc. and its affiliates;

"Morgan Stanley" — Morgan Stanley & Co. International Limited;

"Notes" — the fixed rate Notes and the floating rate Notes;

"Parent Guarantor" — Galaxy Casino, S.A., a subsidiary of the Company incorporated in Macau in which the Company is interested in 88.1% of the voting shares carrying 97.9% of the economic interest;

"Permitted Holders" — any or all of the following:

(1) Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung (each of whom is a director of the Company) or (only for so long as Mr. Francis Lui Yiu Tung has principal executive authority for the Parent Guarantor, subject only to supervision by the board of directors or duly authorized committee of the Parent Guarantor) a discretionary Lui family trust established under the laws of Jersey;

(2) any person directly or indirectly controlling, controlled by, on under direct or indirect common control with the persons specified in (1); and

(3) any person both the shares or other interests in equity and the voting shares of which (or in the case of a trust, the beneficial interests in which) are owned 80% by persons specified in (1) and (2) of this definition;

"Purchase Agreement" — the Purchase Agreement, dated 7th December, 2005, entered into by and among the Issuer, the Parent Guarantor, each of the subsidiary guarantors named therein, Morgan Stanley and Merrill Lynch;

Control Triggering Events and the failure by the Issuer or the Parent Guarantor to make or consummate an offer to purchase the Notes in a manner described under the Notes will be an event of default under the Notes.

In the event of a breach of the terms of the Notes or the occurrence of an event that will or may lead to mandatory prepayment or repurchase of them, the Company will comply with the general disclosure obligation under Chapter 13 of the Listing Rules.

Information for Shareholders

The Company has decided in future to publish on its website from time to time certain selected information about its operations for the benefit of all Shareholders. In connection with the issue of the Notes it will also establish on the same website an area accessible only to holders of the Notes which will contain other information about the Company. No information that falls within the general disclosure obligation under Chapter 13 of the Listing Rules, or which is required to be published under Chapter 14 or Chapter 14A of the Listing Rules will be made available anywhere on the website before it has been published as required by the Listing Rules.

Trading in the shares of the Company on the Stock Exchange was suspended at the request of the Company from 9:30 a.m. on 8th December, 2005. Application has been made by the Company for resumption of trading in the shares of the Company on the Stock Exchange with effect from 9:30 a.m. on 9th December, 2005.

Definitions

In this announcement, the following terms are used with the meanings set opposite them:

"Change of Control" — the occurrence of one or more of the following events:

(1) the merger, amalgamation, or consolidation of the Parent Guarantor with or into another person or the merger or amalgamation of another person with or into the Parent Guarantor, or the sale of all or substantially all the assets of the Parent Guarantor to another person;

(2) the Permitted Holders are the beneficial owners of less than 35% of the total voting power of the voting stock of the Parent Guarantor;

(3) any person or group is or becomes the beneficial owner, directly or indirectly, of the total voting power of the voting stock of the Parent Guarantor greater than such total voting power held beneficially by the Permitted Holders;

(4) individuals who on the date of the issue of the Notes constituted the board of directors of the Parent Guarantor, together with any new directors whose election was approved by a vote of at least two-thirds of the directors then still in office who were either directors or whose election was previously so approved, cease for any reason to constitute a majority of the board of directors of the Parent Guarantor then in office; or

(5) the adoption of a plan relating to the liquidation or dissolution of the Parent Guarantor;

"Change of Control Triggering Event" — the occurrence of both a Change of Control and a Rating Decline;

"Company" — Galaxy Entertainment Group Limited 銀河娛樂集團有限公司;

"fixed rate Notes" — US$350,000,000 9.875% guaranteed senior notes of the Issuer due 2012;

"floating rate Notes" — US$250,000,000 guaranteed senior floating rate notes of the Issuer due 2010;

(3) any person both the shares or other interests in equity and the voting shares of which (or in the case of a trust, the beneficial interests in which) are owned 80% by persons specified in (1) and (2) of this definition;

"Purchase Agreement" — the Purchase Agreement, dated 7th December, 2005, entered into by and among the Issuer, the Parent Guarantor, each of the subsidiary guarantors named therein, Morgan Stanley and Merrill Lynch;

"Rating Date" — in connection with a Change of Control Triggering Event, that date which is 90 days prior to the earlier of (x) a Change of Control and (y) a public notice of the occurrence of a Change of Control or of the intention by the Parent Guarantor or any other person or persons to effect a Change of Control;

"Rating Decline" — in connection with a Change of Control Triggering Event, the occurrence on, or within six months after, the date, or public notice of the occurrence of, a Change of Control or the intention by the Parent Guarantor or any other person or persons to effect a Change of Control (which period will be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the S&P or Moody's or its substitute) of any of the events listed below:

(a) in the event the Notes are rated by both Moody's and S&P on the Rating Date as "Investment Grade", the rating of the Notes by either rating agency will be below "Investment Grade";

(b) in the event the Notes are rated by either, but not both, of the Moody's and S&P on the Rating Date as "Investment Grade", the rating of the Notes by such rating agency will be below "Investment Grade"; or

(c) in the event the Notes are rated below "Investment Grade" by both Moody's and S&P on the Rating Date, the rating of the Notes by either rating agency will be decreased by one or more gradations (including gradations within rating categories as well as between rating categories);

"S&P" — Standard & Poor's Ratings Services and its affiliates; and

"Stock Exchange" — The Stock Exchange of Hong Kong Limited.

Directors

At the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive Director of the Company is Mr. Moses Cheng Mo Chi; and the independent non-executive Directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 8th December, 2005.

This announcement is not an offer of securities for sale in the United States. The Notes may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer which will contain detailed information about the company and management, as well as financial statements.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

發行本金額600,000,000美元的票據
及
根據上市規則第13章規定作出一般披露

本公布乃遵照上市規則第13章（特別是第13.09條及第13.18條）的規定作出披露。根據上市規則第13.18條，（其中包括）凡上市公司（或其任何附屬公司）訂立貸款協議，而當中訂明上市公司之任何控股股東須予履行特定責任的條件，而違反有關責任即會構成對上市公司的業務而言乃屬重大的一項貸款違約事件，此舉將會產生一般披露責任。

於二零零五年十二月七日，發行人（主要擔保人的全資附屬公司）訂立購買協議以提呈發售及銷售該等票據。該等票據將會（其中包括）間接訂明本公司控股股東須予履行的特定責任。該等票據將會售予摩根士丹利及美林或彼等所選定的投資者。

因此，本公司須遵從一般責任披露該等票據的詳情。

應本公司要求，本公司股份已自二零零五年十二月八日上午九時三十分起在聯交所暫停買賣。本公司已申請本公司股份自二零零五年十二月九日上午九時三十分起在聯交所恢復買賣。

本公司董事乃遵照上市規則第13章（特別是第13.09條及第13.18條）的規定披露以下資料。

發行票據

於二零零五年十二月七日，發行人訂立購買協議，以提呈發售及銷售和發行本金額為600,000,000美元的該等票據。於二零一二年到期的該等定息票據將按年息率9.875厘計息，自二零零六年六月十五日起每年六月十五日及十二月十五日每半年完結時派息一次。於二零一零年到期的該等浮息票據將按六個月倫敦銀行同業拆息息率另加5厘計息，此息率會每半年重訂一次，自二零零六年六月十五日起每年六月十五日及十二月十五日每半年完結時派息一次。

該等票據已獲標準普爾及穆迪分別評為B+及B1級，並將售予美林及摩根士丹利或彼等所選定的投資者。該等票據將於新加坡證券交易所有限公司上市。

發行該等票據的所得款項淨額擬用作償還銀行貸款、興建及發展銀河星際酒店及銀河路氹城大型娛樂渡假中心，以及一般公司用途。

責任

該等票據將以債務證券的一般格式發行。當有關發行人及／或主要擔保人的作為或不作為將可屬有關的違約事件（與同屬此類性質債券證券普遍常見的違約事件相同）時，根據該等票據或會導致該等票據須即時到期贖回及應付。

此外，發行人或主要擔保人最遲須在控制權變動觸發事件發生後三十日內，按相當於未贖回該等票據本金額101%的購入價，另加應計未付利息（如有），提出購入全部未贖回該等票據的建議。倘認可持有人所實益擁有主要擔保人有投票權股份的總投票權不足35%，且與此同時評級下降，則此舉將會構成其中一項控制權變動觸發事件，而如發行人或主要擔保人未能按照該等票據所述方式提出或圓滿地完成購入該等票據建議，則會構成該等票據下的一項違約事件。

倘該等票據的條款遭違反，或發生將會或可能引致強制性預付該等票據或贖回該等票據的事件，則本公司將會遵從上市規則第13章的一般披露責任規定。

給予股東的資料

為顧及全體股東的利益，本公司已決定日後將會不時在其網站登載有關業務的若干資料摘要。就發行該等票據而言，本公司亦將會在同一網站設立一個只有該等票據持有人方可登入的區域，當中載有關於本公司的其他資料。根據上市規則第13章的一般披露責任須予披露的資料，或根據上市規則第14章或第14A章須予公布的資料，在本公司按照上市規則規定作出公布前，將不會在本公司網站內予以公開。

應本公司要求，本公司股份已自二零零五年十二月八日上午九時三十分起在聯交所暫停買賣。本公司已申請本公司股份自二零零五年十二月九日上午九時三十分起在聯交所恢復買賣。

釋義

在本公布內，以下詞彙具有下文所列涵義：

「控制權變動」： 指 發生以下一項或多項事件：

(1) 主要擔保人與另一名人士合併、兼併或整合，或合併、兼併或整合成為其他人士，或另一名人士與主要擔保人合併、兼併或整合，或合併、兼併或整合成為主要擔保人，或主要擔保人將其全部或絕大部分資產出售予另一名人士；

(2) 認可持有人為持有主要擔保人有投票權股份總股票權不足35%的實益擁有人；

(3) 任何人士或集團為目前或將會直接或間接持有主要擔保人有投票權股份的實益擁有人，而所持總投票權多於認可持有人實益持有的總投票權；

(4) 於該等票據發行日期組成主要擔保人董事會的個別人士，連同任何新任董事（彼等乃由最少三分二之當時在任董事（彼等已經為董事或先前已批准獲選）投票批准獲選），因任何理由不再組成主要擔保人當時在任的大部分董事會成員；或

(5) 採納有關主要擔保人清盤或解散的計劃；

「控制權變動 指 控制權變動及評級下降同時發生；

「發行人」： 指 Galaxy Entertainment Finance Company Limited，一家於二零零五年十月六日在英屬處女群島註冊成立的國際業務有限公司，註冊編號為679724，由主要擔保人全資擁有；

「倫敦銀行同業拆息」： 指 根據該等票據的條款所釐定為期六個月的美元存款息率；

「上市規則」： 指 聯交所證券上市規則；

「美林」： 指 Merrill Lynch (Singapore) Pte. Ltd.；

「穆迪」： 指 Moody's Investors Service, Inc.（穆迪投資者服務公司）及其聯屬公司；

「摩根士丹利」： 指 Morgan Stanley & Co. International Limited；

「該等票據」： 指 該等定息票據及該等浮息票據；

「主要擔保人」： 指 銀河娛樂場股份有限公司，本公司一家於澳門註冊成立的附屬公司，本公司擁有其88.1%有投票權股份（附有97.9%經濟權益）；

「認可持有人」： 指 以下任何或全部人士：

(1) 呂志和博士、呂耀東先生（二人均為本公司董事）或（僅限於呂耀東先生對主要擔保人仍然擁有主要執行權的情況下，並僅須受主要擔保人之董事會或正式授權的委員會所監察）根據澤西島法律成立的呂氏家族全權信託；

(2) 直接或間接控制(1)段所指人士或受(1)段所指人士直接或間接控制或共同控制的任何人士；及

(3) 本釋義(1)及(2)段所指人士擁有股份或其他股本權益及有投票權股份（如為信託，則指當中的實益權益）80%的任何人士；

「購買協議」： 指 由發行人、主要擔保人與名列該協議的各名附屬擔保人、摩根士丹利及美林等於二零零五年十二月七日訂立的購買協議；

「評級日期」： 指 就控制權變動觸發事件而言，指(x)控制權變動及(y)公布發生控制權變動或公布主要擔保人或任何一名或多名其他人士有意實行控制權變動（以較早者為準）之前90日當日；

「評級下降」： 指 就控制權變動觸發事件而言，指在公布發生控制權變動或公布主要擔保人或任何一名或多名其他人士有意實行控制權變動當日或其後六個月內（倘標準普爾或穆迪任何一方公布可能考慮降低該等票據評級，上述期限則會延長）發生下列任何事件：

(a) 倘若穆迪與標準普爾於評級日期同樣評定該等票據屬「投資級別」，其中一家評級機構對該等票據的評級將會低於「投資級別」；

(b) 倘若穆迪及標準普爾其中一方（而非雙方）於評級日期評定該等票據屬「投資級別」，有關評級機構對該等票據的評級將會低於「投資級別」；或

(c) 倘若穆迪與標準普爾於評級日期同樣評定該等票據低於「投資級別」，其中一家評級機構對該等票據的評級將會下降一級或以上（包括在評級類別之中以及各評級類別之間的級別）；

「標準普爾」： 指 Standard & Poor's Ratings Services（標準普爾評級服務）及其聯屬公司；及

「聯交所」： 指 香港聯合交易所有限公司。

董事

於本公布日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命

South China Morning Post 28 October 2005

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(formerly known as "K. Wah Construction Materials Limited 嘉華建材有限公司")

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

CHANGE OF COMPANY NAME

The Board is pleased to announce that with effect from 26 October 2005, the name of the Company has been changed from "K. Wah Construction Materials Limited 嘉華建材有限公司" to "Galaxy Entertainment Group Limited 銀河娛樂集團有限公司".

The stock short name of the Company for trading in the Shares on the Stock Exchange will be changed from "K. WAH CONS 嘉華建材" to "GALAXY ENT 銀河娛樂". Trading in the Shares on the Stock Exchange under the new stock short name will take effect from 1 November 2005.

Reference is made to the circular issued by Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited) ("Company") dated 16 September 2005 ("Circular") in relation to, amongst other things, the change of name of the Company and the change in board lot size. Terms defined in the Circular have the same meanings when used herein.

Change of Company Name

Further to the passing of the special resolution regarding the change of name of the Company from "K. Wah Construction Materials Limited 嘉華建材有限公司" to "Galaxy Entertainment Group Limited 銀河娛樂集團有限公司" by the shareholders of the Company ("Shareholders") at the EGM held on 12 October 2005, the certificate of change of name was issued by the Hong Kong Companies Registry on 26 October 2005 and the new name of the Company became effective on the same day.

Trading Arrangements and Free Exchange of Share Certificates

The stock short name of the Company for trading in the Shares on the Stock Exchange will be changed from "K. WAH CONS 嘉華建材" to "GALAXY ENT 銀河娛樂". Trading in the Shares on the Stock Exchange under the new stock short name will take effect from 1 November 2005.

The change of name of the Company will not affect the rights of the existing Shareholders. All existing share certificates in issue coloured yellow bearing the former name of the Company will continue to be evidence of title to shares of HK$0.10 each in the Company ("Shares") and will remain valid for trading, settlement, registration and delivery.

As mentioned in the Circular, the Company also proposes to change the board lot of the Shares for trading from 2,000 Shares to 1,000 Shares. As from 9 November 2005, being the effective date for the change in board lot size of the Shares from 2,000 Shares to 1,000 Shares, any new share certificates will be issued in board lots of 1,000 Shares. Details of the free exchange of share certificates and the trading arrangements regarding the change in board lot size are set out in the Circular.

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of the Company is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 27 October 2005

香港經濟日報 2005年10月28日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（前稱「K. Wah Construction Materials Limited 嘉華建材有限公司」）
（於香港註冊成立之有限公司）
（股份代號：27）

更改公司名稱

董事會欣然宣布，自二零零五年十月二十六日起，本公司名稱已由「K. Wah Construction Materials Limited 嘉華建材有限公司」更改為「Galaxy Entertainment Group Limited 銀河娛樂集團有限公司」。

本公司股份於聯交所買賣之股份簡稱，將由「K. WAH CONS 嘉華建材」更改為「GALAXY ENT 銀河娛樂」。自二零零五年十一月一日起，股份將會以新股份簡稱在聯交所進行買賣。

茲提述銀河娛樂集團有限公司（前稱嘉華建材有限公司）（「本公司」）於二零零五年九月十六日刊發之通函（「該通函」），內容有關（其中包括）更改本公司名稱及更改每手買賣單位。本公布所用詞彙與該通函所界定者具有相同涵義。

更改公司名稱

在本公司股東（「股東」）於二零零五年十月十二日舉行之股東特別大會上通過將本公司名稱由「K. Wah Construction Materials Limited 嘉華建材有限公司」更改為「Galaxy Entertainment Group Limited 銀河娛樂集團有限公司」之特別決議案後，香港公司註冊處已於二零零五年十月二十六日發出公司更改名稱證書，而本公司之新名稱於同日生效。

買賣安排及免費換取股票

本公司股份於聯交所買賣之股份簡稱，將由「K. WAH CONS 嘉華建材」更改為「GALAXY ENT 銀河娛樂」。自二零零五年十一月一日起，股份將會以新股份簡稱在聯交所進行買賣。

更改公司名稱一事將不會影響現有股東的權利。所有印備本公司前稱之現有黃色股票，將可繼續作為本公司每股面值港幣0.10元股份（「股份」）之所有權憑證，並將會一直有效作買賣、交收、登記及交付用途。

誠如該通函所述，本公司亦建議將股份每手買賣單位由2,000股股份更改為1,000股股份。自二零零五年十一月九日（即每手買賣單位由2,000股股份更改為1,000股股份之生效日期）起，任何新股票將以每手1,000股股份為買賣單位發行。有關更改每手買賣單位之免費換取股票及買賣安排，詳情載於該通函。

於本公布日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司之非執行董事為鄭慕智先生；而本公司之獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零五年十月二十七日